[APOLLO REAL ESTATE ADVISORS, L.P.]


 March 4, 1998


 Trustees of First Union Real Estate
    Equity and Mortgage Investments
 One Public Square, Suite 1900
 Cleveland, OH  44113-1937

 Gentlemen:

 As you know, Apollo Real Estate Investment Fund II, L.P. ("Apollo") owns approximately 6.8% of the outstanding shares of Beneficial Interest of First Union Real Estate Equity and Mortgage Investments (the "Company"). As a large stockholder, we have been carefully following the ongoing proxy fight and related litigation between Gotham Partners, L.P. ("Gotham") and the Company.

 To date, we have been deeply disappointed in the Company's antagonistic attitude towards Gotham and the Company's attempts to disenfranchise Gotham. In addition, it appears that the Company's proposal to increase the size of its Board of Trustees and not promptly fill such vacancies is a vehicle to perpetuate management control even in the event that the Company loses the looming proxy contest. While we write this letter with extreme reluctance, this is to advise you that we are strongly against this proposal and, under current circumstances, we would be supportive of the Gotham initiative in the upcoming vote.

 We are increasingly concerned that the Board is receiving inaccurate and misleading information from management and has been unreasonably shielded from contact with the Company's largest investors. Accordingly, we respectfully request a meeting with the Board without management attendance to discuss the current affairs of the Company and its governance structure. Under current circumstances, it is our belief that unless the Company's operations change drastically, the Gotham proposal will carry easily.

 We look forward to meeting in the near term with the Board to share our views as a major shareholder and in that regard wish to remind you that your primary obligations are to shareholders, rather than management.

 Very truly yours,


 William A. Scully



 cc:  James C. Mastandrea